Issuer Free Writing Prospectus dated March 20, 2019

Relating to Preliminary Prospectus dated March 18, 2019

Filed Pursuant to Rule 433

Registration No. 333-230362

LIQUIDIA TECHNOLOGIES, INC.

3,000,000 Shares of Common Stock

This free writing prospectus relates to the public offering of common stock of Liquidia Technologies, Inc. and should be read together with the preliminary prospectus dated March 18, 2019 (the “Preliminary Prospectus”) that was included in the Registration Statement on Form S-1 relating to this offering of common stock. The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1330436/000104746919001375/a2237483zs-1.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

THE OFFERING

Issuer	Liquidia Technologies, Inc.

Public Offering Price	$11.50

Common stock offered by us	3,000,000 shares (or 3,450,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	18,519,469 shares (or 18,969,469 shares, if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional shares of common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of our common stock in this offering will be approximately $31.7 million, based on a public offering price of $11.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $36.6 million.

We currently estimate that we will use the net proceeds from this offering, together with our existing cash and additional funding from our Amended and Restated Loan and Security Agreement, dated as of October 26, 2018, with Pacific Western Bank, or the A&R LSA, as follows:

•                  approximately $37.0 million to $39.0 million to complete our ongoing Phase 3 clinical trial and other development work for LIQ861;

•                  approximately $7.0 million to $7.5 million to advance LIQ865 through our Phase 2-enabling toxicology studies expected to commence in March 2019 and into initial Phase 2 proof of concept clinical trials expected to commence in 2020;

•                  approximately $13.0 million to $14.0 million to fund operations supporting the development of, and commercial activities for, LIQ861 and LIQ865; and

•                  the remainder for working capital and general corporate purposes.

Based on our planned use of the net proceeds from this offering, our existing cash, additional funding from our the A&R LSA, and current revenue forecasts, we estimate that such funds will be sufficient to enable us to support research and development needs and to fund our operating expenses and capital expenditure requirements into the second quarter of 2020.

See “Use of Proceeds” in the Preliminary Prospectus for additional information.

Liquidia Technologies, Inc. (“Liquidia”) has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Liquidia has filed with the SEC for more complete information about Liquidia and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of these documents may be obtained from Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by telephone at (631) 274-2806 or by fax at (631) 254-7140.